Petrohawk Energy Corporation

1100 Louisiana, Suite 4400

Houston, TX 77002

September 15, 2006

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Petrohawk Energy Corporation - Application for Withdrawal of Registration Statement on Form S-3 (No. 333-124899) filed on May 13, 2005

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), Petrohawk Energy Corporation (the “Registrant”) hereby applies for the withdrawal of the above-referenced “shelf” registration statement on Form S-3 (the “Registration Statement”), together with all exhibits thereto, effective as of the filing of this application with the Securities and Exchange Commission (the “Commission”) if possible or as soon as practicable thereafter. The Registrant has not offered or sold any securities pursuant to the Registration Statement and has no intention of offering or selling securities thereunder and, therefore, believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of the investors.

Pursuant to Rule 457(p) of the Act, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement ($29,425) be credited to its account for future use.

We thank you for your consideration of this application for withdrawal. Please contact David S. Elkouri of Hinkle Elkouri Law Firm L.L.C. (316-660-6111) with regard to the staff’s consent to this application for withdrawal or any related questions.

Respectfully submitted,

/S/ Shane M. Bayless
Shane M. Bayless
Executive Vice President and Chief Financial Officer